Wallbox Obtains Court Approval of its Financial Restructuring Plan

• The Commercial Court of Barcelona approves Wallbox’s comprehensive financial restructuring plan

• The approval represents a key milestone towards the implementation of the Company’s restructuring and execution of its business plan.

Barcelona, May 7, 2026 – Wallbox N.V. (NYSE: WBX) (“Wallbox” or the “Company”, and together with its consolidated subsidiaries, the “Group”), a global provider of electric vehicle charging and energy management solutions, has obtained court approval from the Commercial Court of Barcelona for its comprehensive financial restructuring plan, which was signed in April 2026.

Following court approval, the restructuring plan is now binding on all affected financial and non-financial creditors of the Group. Upon the completion of certain customary formalities, expected to take place in the coming days, the plan will become fully effective, allowing Wallbox to move forward with implementing its new capital structure and executing its business plan.

The restructuring plan contemplates the refinancing of approximately €169.6 million of the Group’s outstanding financial indebtedness, as well as a capital increase. Overall, this comprehensive refinancing is expected to strengthen Wallbox’s liquidity position and support the continuity of its operations.

Following the completion of the contemplated refinancing, Wallbox will continue to advance its operational improvements and cost initiatives, with a clear focus on advancing towards sustainable profitability.

“We would like to thank our creditors for the trust they have placed in the company throughout this process. With the court approval of the plan and its imminent effectiveness, Wallbox enters a new phase with a clear roadmap, focused on its strategic markets and on executing the necessary measures to move decisively toward profitability,” said Enric Asunción, Co-founder and CEO of Wallbox.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the expected timing and completion of Wallbox’s planned restructuring, including the effectiveness of the restructuring plan; the negotiation and execution of definitive agreements contemplated under the restructuring plan on the terms previously described; the expected completion of the capital increase; the anticipated repayment of the bridge loan by set-off against subscription obligations; the Group’s projected cash generation and debt service capacity; and the Group’s ability to implement its business plan following completion of the restructuring.

The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the risk that the restructuring plan may not become effective on the anticipated timeline or at all; that the terms of the restructuring may be modified in the course of implementation; as well as Wallbox’s history of operating losses; its ability to obtain adequate capital funding or improve its financial performance, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Wallbox Public Relations Contact:
Albert Cabanes
Public Relations
Press@wallbox.com